Free Writing Prospectus	Filed pursuant to Rule 433
(To the Preliminary Prospectus Supplement dated April 2, 2012)	Registration Statement No. 333-168532

The Hartford Financial Services Group, Inc.

$800,000,000

5.125% Senior Notes due 2022

FINAL TERM SHEET Dated April 2, 2012

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$800,000,000

Expected Ratings*:	Baa3 (Stable) / BBB (Stable) / BBB- (Stable)

Trade Date:	April 2, 2012

Settlement Date (T+3):	April 5, 2012

Maturity Date:	April 15, 2022

Coupon:	5.125%

Day Count Convention:	30/360, unadjusted

Yield to Maturity:	5.195%

Benchmark Treasury:	2.000% US Treasury due February 15, 2022

Benchmark Treasury Price:	98-09

Benchmark Treasury Yield:	2.195%

Spread to Treasury:	300 basis points

Price to Public:	99.456% of principal amount

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, commencing October 15, 2012 (long first coupon)

Optional Redemption:	At any time in whole, or from time to time in part, make-whole call at a discount rate of Treasury plus 45 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption

Proceeds (after underwriting discount and before expenses) to Issuer:	$790,448,000 (98.806% of principal amount)

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	416518 AB4 / US416518AB42

Joint Structuring Advisors and Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Credit Suisse Securities (USA) LLC UBS Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Junior Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BNY Mellon Capital Markets, LLC

Lloyds Securities Inc.

PNC Capital Markets LLC

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

The Williams Capital Group, L.P.

Proceeds (after underwriting discount and before expenses) of concurrent offering of 7.875% Fixed-To-Floating Rate Junior Subordinated Debentures due 2042:	$588,883,958

Long-term debt (on a carrying value basis) after giving effect to the offering of 4.000% Senior Notes due 2017, 5.125% Senior Notes due 2022 and 6.625% Senior Notes due 2042, the concurrent offering of 7.875% Fixed-To-Floating Rate Junior Subordinated Debentures due 2042 and the assumed repurchase of the 10% Fixed-To-Floating Rate Junior Subordinated Debentures due 2068:	$7.1 billion

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 877-858-5407, or by calling Goldman, Sachs & Co., toll-free at 866-471-2526.

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings are subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

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